UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended December 31, 2025

Worthy Wealth Senior Living, Inc.

(Exact name of issuer as specified in its charter)

Georgia	33-2491661
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11175 Cicero Drive, Suite 100 Suite 100 Alpharetta, GA	30022
(Full mailing address of principal executive offices)	(Zip Code)

(678) 646-6791

(Issuer’s telephone number, including area code)

Worthy Wealth Senior Living

(Title of each class of securities issued pursuant to Regulation A)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This semi-annual report contains forward looking statements that are subject to various risk and uncertainties and that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Many of these statements are contained under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Forward-looking statements are generally identifiable by use of forward-looking terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this semi-annual report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this semi-annual report, whether as a result of new information, future events or otherwise.

You should thoroughly read this semi-annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. These forward-looking statements speak only as of the date of this semi-annual report, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our financial condition and consolidated results of operations together with our financial statements and the related notes and other financial information included elsewhere in this semi-annual report.

Background and Overview

We are an early-stage company and to date our activities have involved the organization of our Company. We are a wholly owned subsidiary of Worthy Wealth, Inc. (“WWI”) which utilizes a fintech platform and mobile app (the “Worthy Wealth App”) that allows its users to digitally purchase “SL Preferred Shares.” Purchases can be made in several ways including by rounding up the users’ debit card and checking account linked credit card purchases and other checking account transactions and thereafter use the “round up” dollars in increments of $10.00 to purchase SL Preferred Shares from the Company. WWI also owns its proprietary website allowing direct purchases of SL Preferred Shares (collectively the “Worthy Fintech Platform”).

We have a limited operating history. Our business model is centered primarily around making investments in existing, yet underperforming, senior living facilities. It is anticipated that we will partner in such investments with one or more owner operators of senior living facilities in newly acquired senior living facilities, with the goal of utilizing investment funds to improve said facilities, both operationally and through capex expenditures. It is anticipated that each investment will be through a single purpose entity dedicated to the specific senior home facility or facilities, that each such investment will be fully secured by a recorded second mortgage, tenant in common interest, or other direct interest in the underlying real estate, and that the investment properties will be sold approximately 3 to 5 years after investment. The Company has been in discussions with several such owner operators that are seeking investments in their various projects. As of December 31, 2025, the Company has not entered into any binding agreements with any such owner operators. We anticipate that (i) at least 95% of our assets will consist of such investments, and (ii) up to 5% of our assets will be allocated for working capital and for general corporate purposes, including the reimbursement amounts due under the Management Services Agreement with WWMI. The proceeds from the sale of SL Preferred Shares in the offering will provide the capital for these activities.

Our parent company, WWI, was formed as a Georgia corporation on July 11, 2023.

On December 3, 2024, the Company was formed as a Georgia corporation and granted 100 shares of its $0.001 per share par value common stock in exchange for $100 to WWI. WWI is the sole shareholder of the Company’s common stock.

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Up to (i) 7,487,500 of our SL Preferred Shares, with an aggregate principal amount of $74,875,000, will be offered for cash; and (ii) up to 12,500 of our SL Preferred Shares, with an aggregate principal amount of $125,000, will be offered under our SL Referral Program (as described below) for eligible recipients (not for cash).

We have also created the SL Referral Program (the “SL Referral Program”) to provide individuals the opportunity to receive free SL Preferred Shares as a thank you (a “Referral Share”). To be eligible to receive a Referral Share, an investor in SL Preferred Shares need only refer a prospective new investor to open an account with us pursuant to our standard account opening process (each a “Referrer”). Each such prospective new investor, as referred by a Referrer, who completes the account opening process pursuant to our standard account opening procedures will also receive a Referral Share (each a “Referree”). A maximum of 50 Referral Shares may be issued to any Referrer or Referree in any calendar year. The foregoing terms of the SL Referral Program are listed in detail on a link on the Company’s website.

The SL Referral Program is active as of the date hereof, and will remain active until all $125,000 of Referral Shares have been issued thereunder.

The SL Referral Program is currently available only to U.S. residents (including residents of Puerto Rico), and you may only participate if you are at least 18 years of age. We may later allow foreign residents to join the SL Referral Program, which may depend upon your country of residence and other factors as we determine in our discretion.

To the extent that the Company’s officers and directors make any communications in connection with this semi-annual report they intend to conduct such efforts in accordance with an exemption from registration contained in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, therefore, none of them is required to register as a broker-dealer. See “Plan of Distribution” in the Annual Report.

Worthy Fintech Platform

WWI has licensed from Worthy Financial, Inc. (“WFI”), certain technology underlying the Worthy Wealth App and the Worthy Wealth Website that facilitate the purchase of SL Preferred Shares and provide information on accounts of the Worthy Wealth Senior Living investors. We refer to these as the “Worthy Fintech Platform.” These solutions have been expanded to offer the same and improved technology solutions to purchasers of our SL Preferred Shares. We “white label” sublicense the rights to use the Worthy Fintech Platform from WWI pursuant to the terms of a Technology License Fee Agreement between the parties, dated May 2, 2025 (the “License Agreement”). Pursuant to the terms of the License Agreement we have the right to use the Worthy Fintech Platform in connection with the sale and management of “SEC Qualified preferred shares” (i.e. SL Preferred Shares). The license fee is $10.00 per registered user per year, payable by us to WWI. The term of the License Agreement is two years, with automatic one year renewals unless terminated by us or WWI on thirty days prior written notice. It is anticipated that any such technology license fees will be payable from operating revenue and not from proceeds of the offering.

The Worthy Wealth Website and Worthy Wealth App are operated by Worthy Wealth Management, Inc. (with the assistance of a WFI subsidiary pursuant to the terms of the license between WWI and WFI), and will solely include offerings by WWI, and its subsidiaries, including the Company.

For additional information please see the License Agreement, which is an exhibit to the offering statement of which this annual report forms a part. See “Where You Can Find More Information” appearing later in this annual report.

Worthy Wealth App

The Worthy Wealth App is designed to support the target market for our affiliated entities’ bonds and the SL Preferred Shares which we believe is approximately 74 million millennials, who spend more than $600 billion a year. The Worthy Wealth App seeks to provide an easy way for our target market to micro invest including monetizing their debit card purchases, checking account linked credit card purchases and other checking account transactions by “rounding up” each purchase to the next higher dollar until the “round up” reaches $10.00 at which time the user can purchase a SL Preferred Share for $10. The Worthy Wealth App is available via the web at www.worthywealth.com or for Apple iPhone users from the Apple Store and for Android phone users from Google Play.

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Procedurally, the Worthy Wealth App users download the application and simply link their bank account to the Worthy Wealth App. If engaging in the round-up feature, they connect their debit card or credit card to the Worthy Wealth App. Every time the user shops or completes any checking account transaction, the Worthy Wealth App automatically rounds up their purchase to the next dollar, tracks the spare change and then permits the user to use it to invest in the SL Preferred Shares. The user’s bank accounts are monitored and the money is transferred via ACH once the round up amounts reach $10.00. Users can also make one time or recurring purchases of SL Preferred Shares.

The Worthy Wealth App provides a link to the Company’s Offering Circular regarding the offering.

As conditions to investing in SL Preferred Shares in the offering, each investor must take the following actions:

● Represent that the investor is at least 18 years of age;

● Provide the Company with the investor’s bank account information, which information is verified by a third party;

● Provide the Company with the investor’s name, contact information, and social security number;

● Represent whether the investor is an accredited investor or a non-accredited investor;

● With respect to non-accredited investors, represent that they have reviewed, and will comply with, the limitations on investment amounts under Regulation A offerings.

3

Organizational Structure

The following reflects the current organization structure of WWI:

The SL Preferred Shares

●	are priced at $10.00 each and have a stated value of $10.00 each;

●	have no maturity date, can be called by the Company in certain circumstances, but cannot be redeemed at the option of the holder;

●	have no sinking fund;

●	shall accrue dividends at the rate of 5% APY for the first 36 months, and thereafter at 7% APY, on the stated value thereof;

●	in no event will the foregoing dividend rates payable on SL Preferred Shares reduce below 5% APY (or 7% APY after 36 months);

●	any increases to dividend rates payable will need to be approved by the Company and the holders of SL Preferred Shares, and will be effected through the filing of a post qualification amendment or supplement, as applicable, to the Worthy Wealth Senior Living Form 1-A;

●	the initial dividends will be payable on the one year anniversary of the issuance date of the first SL Preferred Share, and thereafter shall be payable quarterly, in arrears;

●	upon every sale or refinancing of an investment by the Company in a real estate project involving a senior living facility (a “Sale Transaction”), the Company shall, within 30 days after the end of the calendar quarter in which such Sale Transaction occurred, redeem (a “Redemption”) that number of SL Preferred Shares, pro-rata among all holders thereof, equal to the Company’s total initial investment amount in the underlying investment, divided by the stated value of the SL Preferred Shares ($10 per share), for a per share redemption price equal to the stated value of each such redeemed SL Preferred Shares ($10 per share), plus any accrued and unpaid dividends thereon, plus a pro-rata distribution among such redeemed SL Preferred Shares of 60% of the operating profit of the Company, as set forth in the Company’s audited financial statements, derived from such Sale Transaction (the “Redemption Price”);

●	are transferable;

●	have no voting rights except as required by law;

●	are not convertible into or exchangeable for any other property or securities of the Company; and

●	are unsecured.

4

Marketing

Our SL Preferred Shares will be primarily marketed through our website, on-line information sources, social networks, institutional (Colleges and universities, charities, trade associations and employers) and other marketing partner sources of introduction and referral. Any such marketing operations, as well as customer service operations related to equity sales, will be based out of our principal office in Alpharetta, GA.

Operations – Management Services Agreement with Worthy Wealth Management, Inc.

On February 8, 2025, we entered into the Management Services Agreement with WWMI. WWMI was established on Feb 7, 2024 as part of the internal reorganization of the operations of our parent, WWI. This operational restructure was undertaken as a cost-sharing effort to more efficiently utilize personnel throughout the Worthy group of companies. As a result, our executive officers and the other personnel which provide services to us are all employed by WWMI.

Under the terms of the Management Services Agreement, WWMI agreed to provide to the Company certain management services, personnel and office facilities, including all equipment and supplies that are reasonable, necessary or useful for the day-to-day operations of the business of the Company, as well as other common expenses of the Worthy group of companies, subject to such written direction provided by the Company to WWMI.

Pursuant to the Management Services Agreement, the Company agreed to reimburse WWMI for the costs incurred by WWMI in paying for the staff and office expenses for the Company as well as other common expenses of the Worthy group of companies under the Management Services Agreement. There is no interest rate or maturity associated with the obligations to reimburse WWMI under the Management Services Agreement. The reimbursement amounts payable to WWMI by the Company will accrue until the Company can make reimbursement payments to WWMI from the proceeds of this Annual Report allocated to working capital.

The reimbursement amount under the Management Services Agreement, will be equal to the costs incurred by WWMI in paying for the staff and office expenses under the Management Services Agreement for the Company and will consist of both a to-be-determined portion of the annual salaries and employee benefits of our executive officers and the other personnel employed by WWMI based upon the amount of time they devote to us, as well as a pro-rata allocation of office expenses. We have not yet determined the amount of this monthly reimbursement amount as it will be based on the costs incurred by WWMI in paying for the staff and office expenses for the Company under the Management Services Agreement and as WWMI has not yet determined salary payment amounts or the benefits it’ll provide to our executive officers and the other personnel employed by WWMI.

5

There will be no fees under the Management Services Agreement.

The initial term of the Management Services Agreement will end in February 2028, unless automatically renewed for successive one year terms. The Management Services Agreement can be terminated at any time upon 30 days’ prior written notice from one party to the other.

For additional information please see the Management Services Agreement, which is an exhibit to this Annual Report.

Employees

We do not have any full-time employees. We are dependent upon the services provided under the Management Services Agreement with WWMI for our operations.

Legal Proceedings

From time to time, we may become party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not currently a party, as plaintiff or defendant, nor are we aware of any threatened or pending legal proceedings, that we believe to be material or which, individually or in the aggregate, would be expected to have a material effect on our business, financial condition or results of operation if determined adversely to us.

Executive Offices

Our principal office is located in Alpharetta, Georgia. It is anticipated that WWMI will make future payments under the principal office lease, as well as potentially providing other office space to us, in each case under the terms of the Management Services Agreement described above. As described therein, we will reimburse WWMI a to-be-determined portion of the total office expenses associated with office space. This amount has not been determined as of the date of this semi-annual report.

Competition

We compete with other companies that invest in and lend to owner operators and developers in the senior living industry. These companies include owner operators, lenders, and public and private investors. We seek to, but may not be able to effectively compete with such competitors.

No Public Market

Although under Regulation A the SL Preferred Shares are not restricted, SL Preferred Shares are still highly illiquid securities. No public market has developed nor is expected to develop for SL Preferred Shares, and we do not intend to list SL Preferred Shares on a national securities exchange or interdealer quotational system. You should be prepared to hold your SL Preferred Shares as SL Preferred Shares are expected to be highly illiquid investments.

6

Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. For the six months ended December 31, 2025, the Company had not yet generated any revenue and had a limited operating history with a net loss and cash used in operations of approximately $116,000 and $119,000. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. In February 2025, the Company filed a Form 1-A Regulation A Offering Statement which was declared effective on May 2, 2025, which allowed the Company to raise funds.

Emerging Growth Company Status

We are an “emerging growth company” as defined in the JOBS Act, which permits us to elect not to be subject to certain disclosure and other requirements that otherwise would have been applicable to us had we not been an “emerging growth company.” These provisions include:

●	reduced disclosure about our executive compensation arrangements;

●	no non-binding advisory votes on executive compensation or golden parachute arrangements; and

●	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time as we are no longer an “emerging growth company.” We will qualify as an “emerging growth company” until the earliest of:

●	the last day of our fiscal year following the fifth anniversary of the date of completion of this annual report;

●	the last day of our fiscal year in which we have annual gross revenue of $1.0 billion or more;

●	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or

●	the last day of the fiscal year in which we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the “Exchange Act.”

Under this definition, we will be an “emerging growth company” upon completion of this annual report and could remain an “emerging growth company” until as late as February 1, 2028.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Results of Operations

Six Months Ended December 31, 2025

Operating Expenses

Operating expenses consist of general and administrative expenses of $31,914 and $3,675, compensation and related expenses of $67,114 and $0, and sales and marketing expenses of $13,900 and $0 for the six months ended December 31, 2025, and the period from December 3, 2024 (inception) through December 31, 2024. General and administrative expenses increased $28,239 for the six months ended December 31, 2025, as compared to the period from December 3, 2024 (inception) through December 31, 2024. Compensation and related expenses increased $67,114 for the six months ended December 31, 2025, as compared to the period from December 3, 2024 (inception) through December 31, 2024. Sales and marketing expenses increased $13,900 for the six months ended December 31, 2025, as compared to the period from December 3, 2024 (inception) through December 31, 2024. The increases are due to the Company implementing its business plan in fiscal year 2025.

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We are unable at this time to quantify any expected increases in our operating expenses. Until such time as we begin generating significant revenues, we expect to continue to report net losses.

Liquidity and capital resources

At December 31, 2025, and June 30, 2025, we had total shareholders’ equity of approximately $1,589,000 and $524,000; cash on hand of approximately $316,000 and $585,000; and total assets exceeded liabilities by approximately $1,589,000 and $524,000, respectively.

We do not have any external sources of capital.

We do not have any commitments for capital expenditures.

Summary of cash flows

	Six Months Ended December 31, 2025	Six Months Ended December 31, 2024
Net cash (used) in provided by operating activities	$(118,634)	$-
Net cash (used) in provided by investing activities	$(1,409,596)	$-
Net cash (used) in provided by financing activities	$1,259,388	$-

For the six months ended December 31, 2025, net cash used in operating activities was $118,634. This starts with the net loss of $116,072, accounts payable of $31,912 and offset primarily by $23,159 of unrealized gain on marketable securities and $6,191 of accrued expense add back. Net cash used in investing activities in the six months ended December 31, 2025, represents the purchase of investment securities. Net cash provided by financing activities in the six months ended December 31, 2025, consists primarily of preferred stocks issued for cash.

Significant Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or “GAAP.” The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies are fully described in Note 3 to our financial statements appearing elsewhere in this annual report, and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the financial statements include, but are not limited to, estimates of the valuation allowance on the deferred tax asset.

Allocation of expenses Incurred by Related Party on Behalf of the Company

Costs incurred by our related party will be allocated to the Company for the purposes of preparing the financial statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method which allocates expenses based upon the percentage of employee time expended on the Company’s business as compared to total employee time. The proportional use basis was adopted to allocate shared costs is in accordance with the guidance of SEC Staff Accounting Bulletin (“SAB”) Topic 1B, Allocation Of Expenses And Related Disclosure In Financial Statements Of Subsidiaries, Divisions Or Lesser Business Components Of Another Entity. Management has determined that the method of allocating costs to the Company is reasonable.

Contingent Liabilities

We may be subject to lawsuits, investigations and claims (some of which may involve substantial dollar amounts) that can arise out of our normal business operations. We would continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential amounts or ranges of probable losses, and recognize a liability, if any, for these contingencies based on a thorough analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Because most contingencies are resolved over long periods of time, liabilities may change in the future due to new developments (including new discovery of facts, changes in legislation and outcomes of similar cases through the judicial system), changes in assumptions or changes in our settlement strategy. There were no contingent liabilities for the six months ended December 31, 2025, and December 31, 2024.

Income Taxes

SL Preferred Shares will receive dividend income. At the end of the calendar year, investors with over $10 of realized dividend income will receive a form 1099-INT. These will need to be filed in accordance with the United States Tax Code. Investor’s tax situations will likely vary greatly and all tax and accounting questions should be directed towards a certified public accountant.

For the six months ended December 31, 2025, we had no federal and state income tax expense.

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Item 2. Other Information.

None.

Item 3. Financial Statements.

Worthy Wealth Senior Living, Inc.

F-1

Worthy Wealth Senior Living, Inc.

Balance Sheets

	As of
	December 31, 2025	June 30, 2025
ASSETS

Assets
Cash	$315,781	$584,623
Investments	1,388,772	-
TOTAL ASSETS	$1,704,553	$584,623

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities
Accounts payable	$17,494	$49,406
Accrued expenses	9,899	3,708
Dividends payable - preferred stock	33,031	2,253
Due to related party	55,430	5,352
Total Liabilities	115,854	60,719

Commitments and Contingencies (Note 6)

Shareholders’ Equity
Common stock, par value $0.001, 100 shares authorized, and 100 shares issued and outstanding	-	-
Preferred stock, par value $0.001, 7,500,000 shares authorized and 176,600 and 55,677 shares issued and outstanding as of December 31, 2025 and June 30, 2025	177	56
Additional paid-in capital	1,732,972	554,561
Accumulated other comprehensive income	2,335	-
Accumulated deficit	(146,785)	(30,713)
Total Shareholders’ Equity	1,588,699	523,904

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,704,553	$584,623

The accompanying notes are an integral part of these financial statements.

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-2

Worthy Wealth Senior Living, Inc.

Statements of Operations and Comprehensive Income

	Six months ended December 31, 2025	For the period from December 3, 2024 (Inception) through December 31, 2024
Operating Revenue	$-	$-

Cost of Revenue	-	-

Gross profit	-	-

Operating expenses
General and administrative expenses	31,914	3,675
Compensation and related	67,114	-
Sales and marketing	13,900	-
Total operating expenses	112,928	3,675

Other Income		-
Interest and dividends on investments	20,015	-
Unrealized losses on investments, net	(23,159)	-

Total other income (expense)	(3,144)	-

Net loss	$(116,072)	$(3,675)

Other comprehensive income:
Unrealized gains on available for sale debt securities	2,335	-
Comprehensive loss	$(113,737)	$(3,675)

Net income per common share - basic and diluted	$(1,137.37)	$(36.75)
Weighted average number of shares outstanding - basic and diluted	100	100

The accompanying notes are an integral part of these financial statements.

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-3

Worthy Wealth Senior Living, Inc.

Statements of Changes in Shareholders’ Equity

For the Six Months Ended December 31, 2025 and for period from December 3, 2024 (Inception) through June 30, 2025

	Common Shares	Common Stock, Par	Preferred Shares	Preferred Stock, Par	Additional Paid in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total

Balance at December 3, 2024	-	-	-	$-	$-	$-	$-	$-

Common shares granted	100	-	-	-	100	-	-	100

Preferred stock issued for cash	-	-	55,677	56	556,714	-	-	556,770

Dividends payable	-	-	-	-	(2,253)	-	-	(2,253)

Net loss	-	-	-	-	-	-	(30,713)	(30,713)

Balance at June 30, 2025	100	$-	55,677	$56	$554,561	$-	$(30,713)	$523,904

Unrealized gain (loss) on available for sale debt securities	-	-	-	-	-	2,335	-	2,335

Preferred stock issued for cash	-	-	120,923	121	1,209,189	-	-	1,209,310

Dividends payable	-	-	-	-	(30,778)	-	-	(30,778)

Net loss	-	-	-	-	-	-	(116,072)	(116,072)

Balance at December 31, 2025	100	$-	176,600	$177	$1,732,972	$2,335	$(146,785)	$1,588,699

The accompanying notes are an integral part of these financial statements.

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-4

Worthy Wealth Senior Living, Inc.

Statements of Cash Flows

	Six months ended December 31, 2025	For the period from December 3, 2024 (Inception) through December 31, 2024
Cash flows from operating activities:
Net loss	$(116,072)	$(3,675)
Adjustments to reconcile net income to cash provided by operating activities:
Unrealized losses on investments	23,159	-
Changes in working capital items:
Accounts payable	(31,912)	3,675
Accrued expenses	6,191	-

Cash used in operating activities	(118,634)	-

Cash flows from investing activities:
Purchase of investments	(1,709,596)	-
Sale of investments	300,000	-

Cash used in investing activities	(1,409,596)	-

Cash flows from financing activities:
Preferred stock issued for cash	1,209,310	-
Due from related party	50,078	-

Cash provided by financing activities	1,259,388	-

Net change in cash	(268,842)	-

Cash at beginning of period	584,623	-

Cash at end of period	$315,781	$-

Supplemental Non-Cash Investing and Financing Information

Dividends Payable - Preferred Stock	$30,778	$-

The accompanying notes are an integral part of these financial statements.

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-5

WORTHY WEALTH SENIOR LIVING, INC.

Notes to Unaudited Financial Statements

Six months ended December 31, 2025

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Worthy Wealth Senior Living, Inc., a Georgia corporation, (the “Company,” “WWSL”, “we,” or “us”) was founded on December 3, 2024. This early-stage company will primarily invest in, purchase and resell senior living facilities.

We are a wholly owned subsidiary of Worthy Wealth, Inc. (“WWI”) which utilizes a fintech platform and mobile app (the “Worthy Wealth App”) that allows its users to digitally purchase “SL Preferred Shares.” Purchases can be made in several ways including by rounding up the users’ debit card and checking account linked credit card purchases and other checking account transactions and thereafter use the “round up” dollars in increments of $10.00 to purchase SL Preferred Shares from the Company. WWI also owns its proprietary website allowing direct purchases of SL Preferred Shares (collectively the “Worthy Fintech Platform”).

The Company’s year-end is June 30.

NOTE 2. GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. For the six months ended December 31, 2025, the Company had not yet generated any revenue and had a limited operating history with a net loss and cash used in operations of approximately $116,000 and $119,000. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. In February 2025, the Company filed a Form 1-A Regulation A Offering Statement which was declared effective on May 2, 2025, which allowed the Company to raise funds.

No assurances can be given that the Company will achieve success, without seeking additional financing. There also can be no assurances that the Form 1-A will result in additional financing or that any additional financing if required, can be obtained, or obtained on reasonable terms acceptable to the Company. These financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the financial statements include, but are not limited to, estimates of the valuation allowance on the deferred tax asset.

Cash and cash equivalents

Cash and cash equivalents include checking, savings, unrestricted deposits with investment-grade financial institutions, institutional money market funds, certificates of deposit and other short-term interest-bearing products. We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

F-6

WORTHY WEALTH SENIOR LIVING, INC.

Notes to Unaudited Financial Statements

Six months ended December 31, 2025

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, investments and payables. The carrying amount of these financial instruments equals fair value.

Fair Value Measurement

In accordance with ASC 820, Fair Value Measurement, we use a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a nonrecurring basis, in periods subsequent to their initial measurement. The hierarchy requires us to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value.

The three tiers are defined as follows:

Level 1: Quoted prices in active markets or liabilities in active markets for identical assets or liabilities, accessible by us at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for assets or liabilities for which there is little or no market data, which require us to develop our own assumptions. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flows, or similar techniques, which incorporate our own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Fair value measurements at the end of the reporting period using

	December 31, 2025	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Description

Recurring fair value measurements

Available for sale debt securities
Treasury bills	$1,039,666	$1,039,666	$-	$-
Certificates of deposit	264,058	264,058	-	-
US Government bonds	80,048	80,048
Mutual funds	5,000	5,000	-	-
Total available for sale securities	1,388,772	1,388,772	-	-

Total recurring fair value measurements	$1,388,772	$1,388,772	$-	$-

Revenue Recognition

We will recognize revenue in accordance with the guidance in FASB ASC 942 “Financial Services – Depository Lending”.

We will generate revenue primarily through interest earned.

We will also generate revenue through interest and dividends on investments and realized and unrealized gains on investments, which will all be included in other income (expense) in the statement of operations and comprehensive income.

Allocation of expenses Incurred by Related Party on Behalf of the Company

Costs incurred by our related party will be allocated to the Company for the purposes of preparing the financial statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method which allocates expenses based upon the percentage of employee time expended on the Company’s business as compared to total employee time. The proportional use basis was adopted to allocate shared costs is in accordance with the guidance of SEC Staff Accounting Bulletin (“SAB”) Topic 1B, Allocation Of Expenses And Related Disclosure In Financial Statements Of Subsidiaries, Divisions Or Lesser Business Components Of Another Entity. Management has determined that the method of allocating costs to the Company is reasonable.

F-7

WORTHY WEALTH SENIOR LIVING, INC.

Notes to Unaudited Financial Statements

Six months ended December 31, 2025

Management believes that the statements of operations and comprehensive income will include a reasonable allocation of costs and expenses incurred by the Company. However, such amounts may not be indicative of the actual level of costs and expenses that would have been incurred by the Company if it had operated as an independent company or of the costs and expenses expected to be incurred in the future.

Income taxes

Income taxes - The Company accounts for income taxes in accordance with ASC Topic 740, Accounting for Income Taxes. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws.

Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, the Company considers tax regulations of the jurisdictions in which they operate, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results, or the ability to implement tax- planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the “more likely than not” criteria of Topic 740. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to it’s financial position.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company’s tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge.

Basic Income (Loss) Per Share

Basic income (loss) per share is calculated by dividing the Company’s net, income (loss) by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the period. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company does not have any potentially dilutive debt or equity on December 31, 2025, and June 30, 2025. The preferred shares are not anti-dilutive as they are not convertible into common shares and are non-voting.

NOTE 4. RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting standards promulgated by the FASB are subject to change. Changes in such standards may have an impact on the Company’s future financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any new standards that it believes merit further discussion, and the Company expects that none would have a significant impact on its financial statements.

Segment reporting policy

In November 2023, the FASB issued Accounting Standards Update 2023-07 – Segment Reporting (Topic ASC 280) Improvements to Reportable Segment Disclosures. The ASU improves reportable segment disclosure requirements, primarily through enhanced disclosure about significant segment expenses. The enhancements under this update require disclosure of significant segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of segment profit or loss, require disclosure of other segment items by reportable segment and a description of the composition of other segment items, require annual disclosures under ASC 280 to be provided in interim periods, clarify use of more than one measure of segment profit or loss by the CODM, require that the title of the CODM be disclosed with an explanation of how the CODM uses the reported measures of segment profit or loss to make decisions, and require that entities with a single reportable segment provide all disclosures required by this update and required under ASC 280. The Company adopted ASU 2023-07 for the semi-annual period ending December 31, 2025.

The Company’s Chief Executive Officer serves as the Chief Operating Decision Maker (“CODM”) and evaluates the financial performance of the business and makes resource allocation decisions on a consolidated basis. As a result, the Company operates as a single reportable segment under ASC 280, Segment Reporting, defined by the CODM as Secured Lending. The Company’s operations include making loans and collecting interest, all of which are managed centrally.

The CODM assesses financial performance based on revenue, operating profit, and key operating expenses.

F-8

WORTHY WEALTH SENIOR LIVING, INC.

Notes to Unaudited Financial Statements

Six months ended December 31, 2025

NOTE 5. INVESTMENTS

The Company maintains a portfolio of investments on its consolidated balance sheets which consist of securities held at fair value or at original cost basis. Fair value includes gross unrealized gains, gross unrealized losses, accrued interest, and amortized cost. The Company typically invests in a portfolio of private market real estate investments with the primary objective to earn diversified risk-adjusted returns while the corporate bonds, certificates of deposit, asset backed securities, and U.S. treasury securities are intended to mitigate risk and minimize potential risk of principal loss. The Company’s investment policy aims to limit the amount of credit exposure to any one issuer and targets 20% portfolio weight in the more conservative investments.

The following is a summary of the investments as of December 31, 2025:

	Cost	Unrealized Gain (Loss)	Accumulated impairment	Fair Value	Percentage of Total
Available for Sale - Debt Securities
Treasury bills	1,039,257	409	-	1,039,666	75.01%
Certificates of deposit	263,996	62	-	264,058	18.85%
US Government bonds	80,132	(84)	-	80,048	5.78%
Mutual funds	5,000	-	-	5,000	0.36%

Total Investments	$1,388,385	$387	$-	$1,388,772	100.00%

NOTE 6. COMMITMENTS AND CONTINGENCIES

Legal contingencies

From time to time, the Company may be a defendant in pending or threatened legal proceedings arising in the normal course of its business. Management is not aware of any pending, threatened or asserted claims.

NOTE 7. EQUITY

The Company has authorized 100 shares of common stock. On December 3, 2024, the Company was founded with the issuance of 100 shares of our $0.001 per share par value common stock for $100 to WWI. WWI is the sole shareholder of the Company’s common stock.

Series A Preferred Stock

As of December 31, 2025, the Company designated 7,500,000 shares of Series A Preferred Stock. The Company subsequently issued 176,600 shares of Series A Preferred Stock (the “Preferred Stock”) to third-party investors in exchange for $1,776,180. The Preferred Stock has a par value of $0.001 per share and a stated value of $10 per share.

The initial Dividend shall be payable on the one-year anniversary date of the Initial Issuance Date, and thereafter quarterly, in arrears. As of December 31, 2025, dividends in the amount of $33,031 were in arrears and unpaid.

The Preferred Stock is perpetual in nature and will remain outstanding indefinitely unless a redemption event is triggered by a sale of real estate. Upon the sale of a real estate investment, Worthy Wealth is required to redeem a pro rata portion of the Preferred Stock. In connection with such redemption, holders are entitled to receive (i) their stated value, (ii) any accrued but unpaid dividends, and (iii) 60% of the profit realized on the sale of the real estate investment.

Although the Series A preferred stock is redeemable, it is contingent upon an uncertain future event that is within the control of the Company. Accordingly, it has been presented as permanent equity in the Company’s balance sheet as of December 31, 2025.

Dividends on the Preferred Stock accrue at a rate of 5% per annum for the first three years from issuance, and 7% per annum thereafter. Dividends are payable annually.

The Preferred Stock is not convertible into any other class of equity securities and carries no voting rights.

NOTE 8. RELATED PARTIES

The Company has received capital contributions from its parent company, as described in Note 7. As of December 31, 2025, amounts due to related parties included $54,950 payable to WWM and $480 payable to WWI.

NOTE 9. CONCENTRATIONS

Concentration of Credit Risk - The Company is subject to potential concentrations of credit risk in its cash and investments accounts. Noninterest-bearing deposits in financial institutions insured by the Federal Deposit Insurance Corporation (FDIC) were insured up to a maximum of $250,000 at December 31, 2025 and June 30, 2025. Investments at other financial institutions were insured by the Securities Investor Protection Corporation (SIPC) up to $500,000, which includes a $250,000 limit for cash. At December 31, 2025, and 2024, the aggregate balances were in excess of the FDIC and SIPC insurance limits by $65,782 and $888,772, respectively and therefore pose some risk since they are not collateralized. The Company has historically not experienced any losses on its cash and cash equivalents and investments in relation to FDIC and SIPC insurance limits.

NOTE 10. SUBSEQUENT EVENTS

The Company has evaluated these financial statements for subsequent events through March 24, 2026, the date these financial statements were available to be issued. Management is not aware of any events that have occurred subsequent to the balance sheet date that would require adjustment to, or disclosure in the financial statements.

F-9

Item 4. EXHIBITS

Index to Exhibits

Number	Exhibit Description
2.1*	Articles of Incorporation, filed December 3, 2024
2.2*	Amended and Restated Articles of Incorporation, filed February 07, 2025
2.3*	Articles of Amendment to Articles of Incorporation, filed March 10, 2025
2.4*	Bylaws
4.1*	Form of Investor Agreement
4.3*	Form of Auto-Invest Program
6.1*	Management Services Agreement
6.2	Technology License Agreement

* Previously Filed.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Alpharetta, Georgia, on March 24, 2026.

Worthy Wealth Senior Living, Inc.

March 24, 2026	By:	/s/ Sally Outlaw
Sally Outlaw, President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this Annual Report has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Sally Outlaw	President, Chief Executive Officer and Director	March 24, 2026
Sally Outlaw

/s/ Alan Jacobs	Chief Financial Officer, Secretary and Director	March 24, 2026
Alan Jacobs

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